Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Plastec Technologies, Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

The Company is a company controlled by Kin Sun Sze-To, who beneficially owned (determined in accordance with the SEC rules) 78.3% of the Company’s outstanding ordinary shares and held such percentage of the Company’s aggregate voting power as of May 30, 2023.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of May 30, 2023, other than Kwok Wa Hung, who beneficially owned 7.8% of the Company’s outstanding ordinary shares and held such percentage of the Company’s aggregate voting power as of May 30, 2023. The following is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 regarding the beneficial ownership of Kwok Wa Hung: “The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.”

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Kin Sun Sze-To, Ho Leung Ning, Chung Wing Lai, and Joseph Yiu Wah Chow, and none of such persons are a representative of any government entity in the People’s Republic of China.

Based on the above, the Company is not owned or controlled by a government entity in China.

Dated: August 1, 2023

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer